Exhibit 99.1

Cenovus named to Corporate Knights Global 100

Recognized as one of the most sustainable corporations in the world

CALGARY, Alberta (January 24, 2013) – Cenovus Energy Inc. (TSX, NYSE: CVE) has been named to the Corporate Knights Global 100 list for 2013, which recognizes the world’s most sustainable corporations. This is the first time Cenovus has appeared on the annual listing. The company was one of three Canadian oil and gas producers included.

“It’s an honour to be recognized by Corporate Knights as a global leader in sustainability,” said Sheila McIntosh, Cenovus Executive Vice-President, Communications & Stakeholder Relations. “Cenovus is committed to developing our energy resources safely and responsibly and this recognition is an endorsement of our efforts to find a balanced approach to economic, social and environmental performance.”

The Global 100 list was first published by Corporate Knights in 2005 and is recognized as one of the leading corporate sustainability assessments. Inclusion on the list is limited to the top-performing companies on a range of sector-specific metrics, including environmental performance, workplace diversity, safety performance, capacity for innovation and financial success.

The Global 100 is announced each year during the World Economic Forum in Davos, Switzerland. Full rankings of the Global 100 and additional details are available at www.global100.org or www.corporateknights.com/global100.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $30 billion. For more information, visit www.cenovus.com.

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CENOVUS CONTACTS:

Brett Harris Senior Advisor, Media Relations 403-766-3420 Jessica Wilkinson Advisor, Media Relations 403-766-8990	Susan Grey Director, Investor Relations 403-766-4751